UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2026
Commission File Number: 001-37959

trivago N.V.
(Exact Name of Registrant as Specified in Its Charter)

Kesselstraße 5 - 7
40221 Düsseldorf
Federal Republic of Germany
+49 211 54065110
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐

Explanatory Note
trivago N.V. issued a press release announcing its 2026 annual general meeting of shareholders, and made available to its shareholders certain other materials in connection with such meeting.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

trivago N.V.

Date: May 28, 2026	By:	/s/ Wolf Schmuhl
Wolf Schmuhl
(Chief Financial Officer)

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated May 28, 2026
99.2	Notice convening the annual general meeting of shareholders with explanatory notes